UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

* TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from______to ____

Commission file number 001-36441

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INVESTORS BANK EMPLOYEE 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INVESTORS BANCORP, INC.
101 JFK PARKWAY
SHORT HILLS, NJ 07078

INVESTORS BANK
EMPLOYEE 401(k) PLAN

Report of Independent Registered Public Accounting Firm
Board of Directors
Investors Bancorp, Inc.:
We have audited the accompanying statements of net assets available for benefits of the Investors Bank Employee 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule of Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ KPMG LLP
New York, NY
June 28, 2016

INVESTORS BANK
EMPLOYEE 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value:
Mutual funds	$38,554,513	28,676,750
Money market funds	3,528,993	3,519,993
Investors Stock Fund	7,885,483	7,235,234
Total investments at fair value	49,968,989	39,431,977
Receivables:
Employer contributions	7,138	5,897
Employee contributions	20,479	15,917
Notes receivable from participants	1,717,805	1,360,744
Total receivables	1,745,422	1,382,558
Net assets available for benefits	$51,714,411	40,814,535

See accompanying notes to financial statements.

INVESTORS BANK
EMPLOYEE 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributable to:
Contributions:
Employee	$6,297,267	5,054,857
Participant rollovers	3,239,060	6,601,684
Employer	2,148,482	1,757,497
Total contributions	11,684,809	13,414,038
Investment income:
Interest and dividends	2,121,779	1,899,380
Net (depreciation) appreciation in fair value of investments	(1,343,711)	427,031
Net investment income	778,068	2,326,411
Interest income on notes receivable from participants	66,002	54,089
Total additions	12,528,879	15,794,538
Deductions from net assets attributable to:
Distributions to participants	1,968,953	1,768,740
Administrative expenses	91,625	72,617
Total deductions	2,060,578	1,841,357
Net increase in net assets available for benefits, before transfers	10,468,301	13,953,181
Transfers into Plan from Investors Bank Employee Stock Ownership Plan	431,575	—

Net increase in net assets available for benefits	10,899,876	13,953,181
Net assets available for benefits, at beginning of year	40,814,535	26,861,354
Net assets available for benefits, at end of year	$51,714,411	40,814,535

See accompanying notes to financial statements.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements of the Investors Bank Employee 401(k) Plan (the Plan), have been prepared on an accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

(b)	Use of Estimates
The Plan administrator has made estimates and assumptions relating to the preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of the financial statements in accordance with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)	Risks and Uncertainties
The Plan may invest in various types of investment securities that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of net assets available for benefits.
The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant fund elections. Additionally, the investments within each participant-directed fund elections are further diversified into various financial instruments, with the exception of the Investors Stock Fund, that is invested in the securities of a single issuer.

(d)	Valuation of Investments and Income Recognition
Investment funds are stated at fair value as determined by quoted market prices. Purchases and sales of investments are recorded on a trade date basis, and interest income is recorded when earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(e)	Notes Receivable from Participants
Notes receivable from participants are carried at amortized cost (i.e., unpaid principal balance plus any accrued but unpaid interest). If a loan is not repaid, it will be reclassified as a distribution based upon the terms of the Plan Document.

(f)	Benefit Payments
Benefits are recorded when paid.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

(g)	Fair Value Measurements
Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy give the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
•Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.
•Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market.
•Level 3 - Valuation is generated from model based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 from December 31, 2014, and there were no transfers between any levels for the year ended December 31, 2015. All investments are
Level 1.

Mutual funds: Valued at the net asset value (NAV) of shares held at year-end. The NAV is based on the fair value of the securities held in the funds.

Money market funds: Valued at the closing price reported in the active market on which the individual securities are traded.

Investors Stock Fund: Shares of Investors Bancorp, Inc. common stock are traded on the NASDAQ securities exchange and are valued at the last reported sales price on the last trading day of the Plan year.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(h)	Recently Issued Accounting Pronouncements
On May 1, 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The ASU is effective for public business entities for fiscal years beginning after December 15, 2015. The Plan elected to early adopt ASU 2015-07 effective December 31, 2015. As a result of the adoption of ASU 2015-07, prior disclosures have been updated to conform to the new guidance.
In July 2015, the FASB issued ASU 2015-12, (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. ASU 2015-12 (1) requires defined contribution plans to use contract value as the only measure for fully benefit-responsive

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

investment contracts, (2) simplifies certain investment disclosure requirements for employee benefit plans, and (3) provides employee benefit plans with a measurement-date practical expedient on a month-end date that is nearest to the fiscal year end, when the fiscal year end does not coincide with a month-end. The simplified investment disclosure in Part II eliminates the following disclosures previously required: (a) disaggregation of investments by nature, risks and characteristics; (b) individual investments that represent five percent or more of net assets available for benefits; and (c) net appreciation or depreciation of investments by general type. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. Part I and II are required to be applied retrospectively and Part III is required to be applied prospectively. The Plan elected to early adopt Part II of ASU 2015-12 effective December 31, 2015. As a result of the adoption of ASU 2015-12, prior disclosures have been updated to conform to the new guidance. Parts I and III do not impact the Plan's financial statements.

(2)	Plan Description

(a)	General
The Plan is a voluntary, participant‑directed defined‑contribution plan sponsored by Investors Bank (the Bank). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Eligible employees who participate in the Plan should refer to the Plan Document for a more complete description of the Plan’s provisions.
Fidelity Management Trust Company (the Trustee or Custodian) is the Plan's trustee. The Plan offers participants choices between a diverse group of investment funds from Fidelity Investments as well as other investments. Fidelity Workplace Services is the recordkeeper of the Plan. The investment selections are made by the participants.
On May 7, 2014, Investors Bancorp, MHC, the mutual holding company of the Bank, completed its mutual to stock conversion and related stock offering of a newly formed holding company. In connection with the stock offering, the Trustee allowed existing participants a one-time option to invest up to 50% of their existing account balance in Investors Bancorp common stock. As a result, the Trustee of the 401(k) Plan purchased 686,542 shares of Investors Bancorp common stock based on designated percentages provided by employees. The purchased shares of Investors Bancorp common stock are reflected in the Investors Stock Fund, with each share initially valued at $10.00. At December 31, 2015, the Investors Stock Fund held 633,797 shares of Investors Bancorp common stock valued at a quoted market of $7,884,431 and a cash equivalent of $1,052. At December 31, 2014, the Investors Stock Fund held 644,474 shares of Investors Bancorp common stock valued at a quoted market value of $7,234,222 and a cash equivalent of $1,012.

(b)	Funds and Accounts Managed by Fidelity Management Trust Company
Under the terms of a trust agreement between the Custodian and the Bank, the Custodian manages funds on behalf of the Plan. The Custodian holds the Plan’s investment assets and executed transactions therein. The investments in the funds are reported by the Plan at fair value.

(c)	Eligibility
An employee of the Bank is eligible to participate in the Plan if the employee has reached the age of 21. Each participant's share of the Plan assets is recorded in an account established for that participant. Each participant's account is credited with the participant and employer's contributions, adjusted to reflect income, gains and losses realized and net appreciation or depreciation in the value of the Plan's assets. All contributions are invested based on participant direction. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Participants may elect to divide their contributions or initiate a transfer among the investment fund options, subject to certain restrictions. An eligible participant may elect to suspend or resume his or her contributions, subject to the Plan's notice requirements. Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan Document.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

(d)	Employee Contributions
Participants may elect to make tax deferred contributions, subject to an annual limit of the lesser of 60% of eligible compensation or the maximum amount allowed by the Internal Revenue Code (IRC) ($18,000 in 2015 and $17,500 in 2014).
A participant may make “catch‑up” contributions, up to the maximum amount allowed by the IRC, if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch‑up contribution for the years ended December 31, 2015 and 2014 is $6,000 and $5,500, respectively.
Employee contributions are funded through biweekly payroll deductions, and employer matching is determined and funded biweekly.

(e)	Employer Contributions
The Bank contributes 50% of the first 6% of a participant’s eligible contributions. The Bank's Board of Directors, at their sole discretion, sets the Bank’s matching contribution rate. Employer contributions amounted to $2,148,482 and $1,757,497 for the years ended December 31, 2015 and 2014, respectively.

(f)	Rollovers and Transfers
The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account, which holds amounts attributable solely to a rollover from another qualified plan. In addition, the Plan permits for direct transfer of participant accounts for employees in businesses that were acquired by the Bank. Such transfers or rollovers to the Plan may only be made with the approval of the Plan administrator and do not affect any other contributions made by or on behalf of a participant. Rollovers into the Plan amounted to $3,239,060 and $6,601,684 for the years ended December 31, 2015 and 2014, respectively.

(g)	Transfers into Plan from Investors Bank Employee Stock Ownership Plan
Participants who have reached the age 55 and complete 10 years of participation in Investors Bank Employee Stock Ownership Plan (ESOP) may diversify up to 25% of their ESOP account balance into the Plan during the first five years that participants qualify for this option. In the sixth year, eligible participants may diversify up to 50% of their ESOP account balance (including the 25% previously noted). In 2015, participants transferred $431,575 into the Plan from the ESOP. There were no transfers during the 2014 plan year, as the ESOP had not been in existence for 10 years and therefore the participants were not eligible.

(h)	Vesting
Participants are fully vested in their contributions and earnings or losses thereon. Employer contributions and earnings or losses thereon are 100% vested at the end of the third year of service. Additionally, a participant shall become 100% vested if he or she terminates employment on or after he or she attains age 65, or as a result of his or her death or disability.

(i)	Notes Receivable from Participants
Upon application by a participant, the Plan administrator may direct that a loan be made from the participant’s account. The maximum permissible loan available is limited to the lesser of (i) $50,000 with certain restrictions or (ii) 50% of his or her vested account. Any loan made must generally be repaid within a period not to exceed the earlier of termination of employment or 10 years. Loans bear a reasonable rate of interest and remain in effect for the duration of the loan. At December 31, 2015, the interest rates on outstanding participant loans ranged from 4.25% to 7.25%.
Principal and interest are paid ratably through biweekly payroll deductions.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

(j)	Payment of Benefits
Distributions of vested benefits normally are made upon a participant’s retirement, death, or permanent disability. Upon retirement or termination of employment, participants may receive vested amounts in a cash lump sum. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(k)	Forfeitures
Participants who terminate employment prior to becoming 100% vested forfeit any non-vested employer contributions. Forfeitures are retained in the Plan and may first be used to pay administrative expenses. Any remaining amounts may be used to reduce future employer contributions payable under the Plan. Forfeitures for the years ended December 31, 2015 and 2014 were $63,983 and $91,218, respectively, of which $57,688 and $45,340 were used to reduce administrative expenses.

(3)	Plan Expenses
Certain costs of administrative services rendered on behalf of the Plan were borne by the Bank. Fidelity and other investment managers are paid from the mutual funds that the Plan invests in. These fees are reflected in net (depreciation) appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

(4)	Plan Termination
The Plan has no termination date, and it is the Bank’s intention to continue the Plan indefinitely. Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(5)	Federal Income Taxes
The Plan was designed under the Fidelity Basic Plan Document No. 14 Prototype Plan for plan year ending December 31, 2014 and through August 30, 2015. This plan received an advisory letter dated March 31, 2008. On August 31, 2015, the Plan adopted the Fidelity Volume Submitter Plan Document No. 17 and this plan received an advisory letter dated March 31, 2014. The Fidelity Basic Plan Document No. 14 Prototype Plan and the Fidelity Volume Submitter Plan Document No. 17 were designed to be qualified plans as described in Section 401(a) of the IRC and, accordingly, exempt from payment of federal income taxes under provisions of Section 501(a) of the IRC. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Bank believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Plan Changes
On December 6, 2013, the Bank acquired Roma Financial Corporation (“Roma”). In connection with the acquisition, Roma Bank 401(k) Savings Plan was terminated and employees who participated in Roma's 401(k) were given the option to roll over to the Plan starting January 2014.
On January 10, 2014, the Bank acquired Gateway Community Financial Corp. (“GCF”). In connection with the acquisition, Gateway Community Financial Corp. 401(k) was terminated and employees who participated in GCF’s 401(k) were given the option to roll over to the Plan.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

(7)	Parties‑In‑Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.
Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.
Certain Plan investments are shares of common stock issued by Investors Bancorp, Inc. The Bank is the Plan sponsor, as defined by the Plan, therefore transactions involving purchases and sales of the common stock represent party-in-interest transactions.
Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. As Fidelity, or its affiliates, are the trustee and record keeper of the Plan, transactions involving purchases and sales of Fidelity managed mutual funds represent party-in-interest transactions.
Notes receivable from participants held by the Plan also reflect party‑in‑interest transactions.

(8)	Subsequent Events
On May 3, 2016, the Bank announced the signing of a definitive merger agreement with the Bank of Princeton. The merger is expected to be completed in the fourth quarter of 2016 and the Bank of Princeton employees will be given the option to make rollover contributions from their qualified plan into the Plan.
Subsequent to December 31, 2015 and through June 28, 2016, the date through which the Plan evaluated subsequent events and on which the financial statements were available for issuance, the Plan administrator has concluded that there are no additional subsequent events requiring disclosure.

			Supplemental Schedule
Investors Bank
Employee 401(K) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2015

	Identity of issuer	Description of investment	Number of shares	Fair Value
*	Fidelity Management & Research Company	Fidelity Contrafund	55,971	$5,534,371
*	Fidelity Management & Research Company	Fidelity Balanced K Fund	69,119	1,466,697
*	Fidelity Management & Research Company	Fidelity Blue Chip Growth Fund	5,561	383,566
*	Fidelity Management & Research Company	Fidelity Capital & Income Fund	212,106	1,940,768
*	Fidelity Management & Research Company	Fidelity Freedom Income Fund	24,200	274,912
*	Fidelity Management & Research Company	Fidelity Freedom K 2005	1,422	17,608
*	Fidelity Management & Research Company	Fidelity Freedom K 2010	14,847	183,206
*	Fidelity Management & Research Company	Fidelity Freedom K 2015	62,374	798,393
*	Fidelity Management & Research Company	Fidelity Freedom K 2020	211,243	2,856,012
*	Fidelity Management & Research Company	Fidelity Freedom K 2025	140,642	1,983,052
*	Fidelity Management & Research Company	Fidelity Freedom K 2030	141,938	2,033,972
*	Fidelity Management & Research Company	Fidelity Freedom K 2035	143,302	2,115,133
*	Fidelity Management & Research Company	Fidelity Freedom K 2040	83,116	1,229,286
*	Fidelity Management & Research Company	Fidelity Freedom K 2045	68,175	1,036,938
*	Fidelity Management & Research Company	Fidelity Freedom K 2050	68,597	1,051,590
*	Fidelity Management & Research Company	Fidelity Freedom K 2055	33,702	382,519
*	Fidelity Management & Research Company	Fidelity Freedom K 2060	267	2,640
*	Fidelity Management & Research Company	Fidelity International Discovery Fund	45,484	1,787,533
*	Fidelity Management & Research Company	Fidelity Large Cap Value Fund	53,517	871,250
*	Fidelity Management & Research Company	Fidelity Small Cap Stock Fund	45,156	784,363
*	Fidelity Management & Research Company	Fidelity Value K Fund	18,320	1,755,401
*	Fidelity Management & Research Company	Fidelity Money Market Trust Retirement Government	3,528,992	3,528,992
*	Fidelity Management & Research Company	Fidelity Retirement Government Money Market	1	1
*	Fidelity Management & Research Company	Spartan International Index Fund	20,353	731,299
*	Fidelity Management & Research Company	Spartan U.S. Bond Index	153,715	1,766,188
*	Fidelity Management & Research Company	Spartan U.S. Equity Index Fund	43,660	3,134,815
	Bamco Inc.	Baron Small Cap Fund	31,536	888,987
	Dreyfus Corporation	Drey Opportunistic Midcap Value A	301	8,772
	Goldman Sachs & Asset Management, LP	Goldman Sachs Mid Cap Value Fund	15,874	522,722
	Morgan Stanley Investment Management Inc.	Morgan Stanley Inst Mid Cap Growth A	11,726	360,688
	OFI Global Asset Management, Inc.	Oppenheimer Main Street Mid Cap A	1,687	40,695
	Rainier Investment Management, LLC.	Rainier Small/Mid Cap Equity Fund	19,379	724,958
	Victory Capital Management Inc.	RS Partners Fund	29,486	792,886
	T. Rowe Price Associates, Inc.	T. Rowe Price Blue Chip Growth Fund	9,628	689,426
	T. Rowe Price Associates, Inc.	T. Rowe Price Equity Income Fund	14,221	403,867
*	Investors Stock Fund	Investors Bancorp, Inc.	633,797	7,885,483
Total Investments held				49,968,989
*	Notes receivable from participants	265 fixed rate loans ranging from 4.25% to 7.25% maturing through 2025		1,717,805

	Total Assets			51,686,794
*	A party in interest as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

INVESTORS BANK EMPLOYEE 401(K) PLAN

By:	/s/ Kevin Cummings
Kevin Cummings
Chief Executive Officer and President
(Principal Executive Officer)

By:	/s/ Sean Burke
Sean Burke
Chief Financial Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)
Date: June 28, 2016